Blue Bird Corporation
402 Blue Bird Boulevard
Fort Valley, Georgia 31030

April 12, 2017

VIA EDGAR SUBMISSION

U.S Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Raminpour, Branch Chief
Claire L. Erlanger
Beverly A. Singleton

Re:	Blue Bird Corporation
Form 10-K for the Fiscal Year Ended October 1, 2016
Filed December 15, 2016
File No. 001-36267

Dear Ms. Raminpour:

In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated April 4, 2017 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold face type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in our Form 10-K for the Fiscal Year Ended October 1, 2016.

U.S. Securities and Exchange Commission
April 12, 2017

Form 10-K for the Fiscal Year Ended October 1, 2016

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 36

Seasonality and Working Capital, page 36

1.
Reference is made to your non-GAAP measure of net operating working capital (“NOWC”) and the related tabular presentation. We note your computation of this non-GAAP measure is calculated from amounts presented in the GAAP balance sheet. Please also reconcile NOWC to the most directly comparable GAAP measure which appears to be working capital. See Item 10(e)(1)(i)(B) of Regulation S-K.

Response: In response to the Staff's comment, we have included herein a reconciliation from working capital (current assets minus current liabilities) to our measure of NOWC:

(in thousands of dollars)	October 1, 2016	October 3, 2015
Current assets	$140,146	$128,897
Less: current liabilities	130,521	133,415
Working capital	9,625	(4,518)
Less:
Cash and cash equivalents	52,309	52,861
Other current assets	6,104	3,960
Deferred tax asset	7,612	9,150
Plus:
Warranty	7,972	7,418
Accrued expenses	20,455	22,980
Deferred warranty income	5,666	4,862
Other current liabilities	4,032	7,072
Current portion of senior term debt	11,750	11,750
NOWC	$(6,525)	$(16,407)

Supplementally, we advise the Staff that if we elect to include the NOWC non-GAAP metric in future filings we will include a reconciliation to working capital.

2.
Further, your discussion under the headings, Cash Flows on page 40, and Free Cash Flow, also on page 40, should be presented for each year in which statements of cash flows are presented in the filing. We note you have presented tabular and narrative information for two rather than three years. Refer to note 1 of the Instructions to paragraph 303(a) of Regulation S-K where the discussion should be based on each year in which financial statements are presented in the filing.

U.S. Securities and Exchange Commission
April 12, 2017

Response: In response to the Staff's comment, we advise the Staff that in future filings, where we present cash flow information in Management's Discussion and Analysis we will include the requisite three years of both tabular and narrative information with respect to cash flow, free cash flow, or other cash flow metrics.

Financial Statements

Note 17. Equity Investment in Affiliate, page 77

3.
We note your equity income from the 50% joint venture in Micro Bird Holdings, Inc. (“Micro Bird”) represented a material portion, or approximately 28%, 16% and 10% respectively, of your pre-tax income in each of the three years ended October 1, 2016. We also note your presentation of summarized financial information included at Note 17. Please tell us the consideration given to providing audited financial statements of Micro Bird for the year ended October 3, 2016 pursuant to Rule 3-09(a) of Regulation S-X. Your response should also present us with your calculations in determining significant subsidiary for this purpose. We may have further comment after review of your response.

Response: In response to the Staff's comment, we advise the Staff that we are a Smaller Reporting Company as defined by Item 10(f)(1) of Regulation S-K. In accordance with Regulation S-X, Article 8, "Financial Statements of Smaller Reporting Companies," Rule 8-03(b)(3), in Note 17. "Equity Investment in Affiliate" of our Form 10-K, we presented revenues, gross profit, operating income, net income, and our net income attributable to Micro Bird. We also presented summary balance sheet information for Micro Bird. This disclosure was provided for the Fiscal Year Ended October 1, 2016 as Micro Bird constituted more than 20% of our income from continuing operations. Specifically, Micro Bird was measured at 28.1% significance when applying the Rule 3-09 test.

U.S. Securities and Exchange Commission
April 12, 2017

Our significance calculations were as follows:

	2016
(in thousands of dollars)	Amount	Calculated %	Threshold %
Investment test:
Investment	$12,944	4.7%	20%
Total assets	$277,866
Income test:
Equity in net income of affiliate (pre tax)	$4,051	28.1%	20%
Income for use in the significant subsidiary test	$14,391

	2015
(in thousands of dollars)	Amount	Calculated %	Threshold %
Investment test:
Investment	$12,505	4.7%	20%
Total assets	$266,725
Income test:
Equity in net income of affiliate (pre tax)	$3,895	18.8%	20%
Income for use in the significant subsidiary test	$20,764

	2014
(in thousands of dollars)	Amount	Calculated %	Threshold %
Investment test:
Investment	$9,871	3.4%	20%
Total assets	$291,933
Income test:
Equity in net income of affiliate (pre tax)	$1,823	13.2%	20%
Income for use in the significant subsidiary test	$13,769

We also considered the guidance in the Division of Corporate Finance Financial Reporting Manual, specifically Section 5330.2.

We provide the investment community with annual guidance for two operating measures: Net Sales and Adjusted EBITDA. In order to determine whether Micro Bird would be considered material to investors, we referenced the S-X Rule 3-09 tests as well as these additional performance metrics, as follows:

	2016	2015	2014
Equity in net income of affiliate (Micro Bird) as a % of Adjusted EBITDA	4.0%	3.8%	1.8%
Micro Bird revenues as a % of Net Sales if consolidated	13.4	12.7	8.9
Micro Bird revenues (at 50% ownership) as a % of Net Sales	5.5	5.6	4.3

U.S. Securities and Exchange Commission
April 12, 2017

Operationally, Micro Bird and Blue Bird have had no significant changes to their business models in the three year period covered by our Form 10-K, and have maintained their relative sizes in terms of our respective balance sheets and operational results. During each of the three years ended October 1, 2016, Blue Bird has undergone several non-operational equity and debt transactions that have resulted in significant charges to our operating income, reducing our denominator for purposes of the income test under Rule 3-09.

Based on the factors discussed above, we do not consider the financial statements of Micro Bird to be material to our investors.

In preparing our Form 10-K, we considered the guidance in the Division of Corporate Finance Financial Reporting Manual Section 5340.1 with respect to disclosure requirements applicable to Smaller Reporting Companies.

Form 8-K furnished February 9, 2017

4.
We note your disclosure of free cash flow in the bulleted highlights at the top of your earnings release furnished on Form 8-K. Please revise to present the most comparable GAAP measure with equal or greater prominence. See Item 10(e)(1)(i)(a) of Regulation S-K and Questions 102.06 and 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations dated May 17, 2016.

Response: In response to the Staff's comments, we advise the Staff that we are filing an amended Form 8-K to present the most comparable GAAP measure to adjusted free cash flow (net cash used in continuing operations) with equal or greater prominence.

5.
Please revise to provide a substantive reason why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. See Item 10(e)(1)(i)(c) of Regulation S-K.

Response: In response to the Staff's comments, we advise the Staff that we are filing an amended Form 8-K and will provide the substantive reasons why management believes that the presentation of the non-GAAP measures provides useful information to investors regarding our financial condition and results of operations.

U.S. Securities and Exchange Commission
April 12, 2017

If you have any questions regarding the foregoing, please contact the undersigned at (478) 822-2009.

Very Truly Yours,
/s/ Phil Tighe
Phil Tighe
Chief Financial Officer

cc: Phil Horlock, President and Chief Executive Officer
cc: Terry Schwartz, Partner, Smith, Gambrell &Russell, LLP
cc: Bob Pearlman, Partner, BDO USA, LLP